1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 30, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DISCLOSEABLE AND CONNECTED TRANSACTION

ACQUISITION OF WANFU MINING RIGHT

On 29 March 2016, Heze Neng Hua, a subsidiary of the Company, entered into the Wanfu Mining Right Transfer Agreement with Yankuang Group, pursuant to which Heze Neng Hua agreed to acquire and Yankuang Group agreed to transfer the Wanfu Mining Right at a consideration of RMB1,250,377,600.

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the acquisition under the Wanfu Mining Right Transfer Agreement exceeds 5% but is less than 25%, the acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and is subject to reporting and announcement requirements under the Hong Kong Listing Rules. In addition, Yankuang Group is the controlling Shareholder holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the acquisition under the Wanfu Mining Right Transfer Agreement constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules and is subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

A circular containing (i) particulars of the Wanfu Mining Right Transfer Agreement and the transaction contemplated thereunder, (ii) a letter from the Independent Board Committee, and (iii) a letter of advice from an Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders of the Company, as well as other related matters under the Hong Kong Listing Rules, will be despatched to the Shareholders no later than 18 April 2016.

1.	INTRODUCTION

On 29 March 2016, Heze Neng Hua, a subsidiary of the Company, entered into the Wanfu Mining Right Transfer Agreement with Yankuang Group, pursuant to which Heze Neng Hua agreed to acquire and Yankuang Group agreed to transfer the Wanfu Mining Right at a consideration of RMB1,250,377,600.

2.	WANFU MINING RIGHT TRANSFER AGREEMENT

Date

29 March 2016

Parties

(i) Heze Neng Hua (as purchaser); and

(ii) Yankuang Group (as seller).

Subject

Wanfu Coal Mine is located at the south point of Juye coal field in the southwest of Shandong Province. The centre of Wanfu Coal Mine is approximately 45 kilometers from Heze City, Shandong Province and 32 kilometers from Juye County, Heze City. As at 30 June 2015, Wanfu Coal Mine has coal resources of 291,337,000 tonnes.

As at the date of this announcement, Yankuang Group legally owns the Wanfu Mining Right, details of which are set out below:

Exploitation permit No.: C1000002015071110139019;

Resources type: coal;

Exploitation method: underground mining;

Production capacity: 1.8 million tonnes per annum;

Area of coal mine: 109.299 square kilometers

Validation period: 30 years (from 14 July 2015 to 14 July 2045);

Yankuang Group acquired the exploration right of Wanfu Coal Mine from Shandong Provincial Bureau of Coal Geology in April 2004 with a consideration of RMB108 million. After that, Yankuang Group invested a total amount of approximately RMB27,500,000 in the geological exploration of Wanfu Coal Mine and obtained the exploitation permit in 14 July 2015.

As at the date of this announcement, Wanfu Coal Mine is still under construction and the mining works in the mine area have not yet commenced, and therefore no revenue was recorded by Yankuang Group for the two years ended 31 December 2014 and 2015. The trial operation of Wanfu Coal Mine is expected to start by the end of 2018.

Consideration

Pursuant to applicable PRC laws and regulations relating to state-owned assets and coal resources, since mining rights represent state-owned assets, the transfer of such rights has to be based on market price as determined by an independent valuer. Pursuant to the Wanfu Mining Right Transfer Agreement, the consideration for the acquisition of Wanfu Mining Right payable by Heze Neng Hua is RMB1,250,377,600, which was determined with reference to the Valuation of Wanfu Mining Right (i.e. RMB 1,250,377,600) as shown in the Valuation Report prepared by the PRC Valuer. The consideration shall be paid by Heze Neng Hua in a lump sum in cash within 10 days after the date on which the new exploitation permit for the Wanfu Mining Right is issued to Heze Neng Hua. The consideration will be funded from the Group’s internal resources.

As the Valuation above was valued based on discount cash flow approach, the Valuation constitutes a profit forecast under Rule 14.61 of the Hong Kong Listing Rules and Rules 14.60A and 14.62 of the Hong Kong Listing Rules are applicable. Pursuant to Rule 14.62(1) of the Hong Kong Listing Rules, the following are the details of the principal assumptions, including commercial assumptions, upon which the Valuation Report was issued:

(i)	the mining right is based on the deposit data provided by the Verification Report of Resources Reserves of the Wanfu Mine Field of Juye Coal Field in Shandong Province submitted by Shandong Lunan Institute of Geological and Prospecting Engineering in May 2009, the Review Opinions (Guo Tu Zi Kuang Ping Chu Zi [2010] No.32) on the Verification Report of Resources Reserves of the Wanfu Mine Field of Juye Coal Field in Shandong Province issued by the Review Centre of Mineral Resources Reserves of the Ministry of Land and Resources in March 2010, the Record of Filing of the Review Opinions on Mineral Resources Reserves (Guo Tu Zi Chu Zi [2010] No.60) of the Verification Report of Resources Reserves of the Wanfu Mine Field of Juye Coal Field in Shandong Province issued by the Ministry of Land and Resources in April 2010;

(ii)	Wangfu Coal Mine conducts its construction and development according to the relevant design plan, production scale and costs set out in the Valuation Report, its product structure remains the same and it operates on a continuous basis;

(iii)	there is no material change to the national industrial, financial and tax charges policies in the estimated period;

(iv)	the market demand and supply basically remain the same;

(v)	the mining and processing techniques of Wangfu Coal Mine are based on the technological standards set out in the Valuation Report.

Grant Thornton Hong Kong Limited, the auditor of the Company, has conducted its work in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and has reviewed the arithmetical calculations and the compilation of the discounted future estimated cash flows in accordance with the basis and assumptions adopted by the Directors in preparing the Valuation Report. The discounted future estimated cash flows prepared for the Valuation do not involve the adoption of accounting policies.

The Board confirms that the forecast has been made by the Directors after due and careful enquiry.

A letter from Grant Thornton Hong Kong Limited and a letter from the Board are included in the appendices to this announcement for the purpose of Rule 14.62 of the Hong Kong Listing Rules.

As at the date of this announcement, Grant Thornton Hong Kong Limited does not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate a person to subscribe for securities in any member of the Group.

Effectiveness

The Wanfu Mining Right Transfer Agreement shall become effective on the date on which (i) it has been executed by the parties; and (ii) the acquisition has obtained all necessary consent or approval (including but not limited to the approval from the Shareholders).

3.	REASONS AND BENEFITS FOR ENTERING INTO THE WANFU MINING RIGHT TRANSFER AGREEMENT

The acquisition of Wanfu Mining Right will enlarge the Company’s coal resource reserves, increase its coal production and improve its profitability.

The transfer of Wanfu Mining Right also constitutes the performance of the undertaking by Yankuang Group to the Company. In 2005, the Company acquired the equity interests of Heze Neng Hua held by Yankuang Group. At that time, Yankuang Group made an undertaking that the Company had the right to acquire Wanfu Mining Right within 12 months after Yankuang Group obtained it.

The Directors (excluding the independent non-executive Directors whose opinion on the matter will be set forth in the circular by reference to the advice of the Independent Financial Adviser in this regard) consider that the terms and conditions of the Wanfu Mining Right Transfer Agreement and the transaction contemplated thereunder (including consideration) are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

At the aforesaid Board meeting, Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai, Directors, also being directors or senior management of Yankuang Group, are regarded as having a material interest in the aforesaid acquisition under the Wanfu Mining Right Transfer Agreement. Therefore, Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai have abstained from voting at the meeting of the Board convened for the purpose of approving such acquisition. Save as disclosed above, none of the other Directors has a material interest in such acquisition.

4.	IMPLICATION UNDER THE HONG KONG LISTING RULES

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the acquisition under the Wanfu Mining Right Transfer Agreement exceeds 5% but is less than 25%, the acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and is subject to reporting and announcement requirements under the Hong Kong Listing Rules. In addition, Yankuang Group is the controlling Shareholder holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the acquisition under the Wanfu Mining Right Transfer Agreement constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules and is subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Opinion of independent non-executive Directors will be given after taking into account the advice to be provided by the Independent Financial Adviser, which will be set out in the circular to be despatched to the Shareholders.

An Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee has been established to advise the independent Shareholders, in respect of the acquisition under the Wanfu Mining Right Transfer Agreement.

A circular containing (i) particulars of the Wanfu Mining Right Transfer Agreement and the transaction contemplated thereunder, (ii) a letter from the Independent Board Committee, and (iii) a letter of advice from an Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders of the Company, as well as other related matters under the Hong Kong Listing Rules, will be despatched to the Shareholders no later than 18 April 2016.

5.	INFORMATION OF THE PARTIES

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yankuang Group

Yankuang Group is a state-controlled limited liability company with a registered capital of RMB3,353,388,000 and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminum, complete sets of electromechanical equipment manufacture and financial investment. As at the date of this announcement, Yankuang Group is the controlling shareholder of the Company, holding directly or indirectly approximately 56.52% of the issued share capital of the Company, and is hence a connected person of the Company.

Heze Neng Hua

Heze Neng Hua is a limited liability company incorporated in the PRC and a 98.33% owned subsidiary of the Company and is principally engaged in the exploitation of Juye coal field in Heze City, Shandong Province.

VI. DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“associate”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Heze Neng Hua”	Yanmei Heze Neng Hua Co., Ltd. , a limited liability company incorporated in the PRC;

“Independent Board Committee”	committee of the Board established for the purpose of considering the terms of the Wanfu Mining Right Transfer Agreement, comprising independent non-executive Directors who are independent in respect of the Wanfu Mining Right Transfer Agreement and the transaction contemplated thereunder;

“Independent Financial Adviser”	Donvex Capital Limited, a corporation licensed to carry on type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Wanfu Mining Right Transfer Agreement and the transactions contemplated thereunder;

“Independent Shareholders”	Shareholders other than Yankuang Group and its associates, and who are not involved in, or interested in the Wanfu Mining Right Transfer Agreement and the transaction contemplated thereunder;

“PRC”	the People’s Republic of China;

“PRC Valuer”	Beijing Zhong Feng Assets Valuation Co. Ltd. , an independent qualified valuer in the PRC;

“RMB”	Renminbi, the lawful currency of the PRC;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended and modified from time to time;

“Shareholders”	the shareholders of the Company;

“subsidiary(ies)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Valuation”	the valuation of Wanfu Mining Right as at 30 June 2015 valued at RMB 1,250,377,600 as shown in the Valuation Report dated 15 January 2016 prepared by the PRC Valuer;

“Valuation Report”	the mining right valuation report dated 15 January 2016 on Wanfu Mining Right prepared by the PRC Valuer;

“Wanfu Mining Right Transfer Agreement”	the agreement entered into between Yankuang Group and Heze Neng Hua in relation to the transfer of the Wanfu Mining Right on 29 March 2016;

“Wanfu Mining Right”	the legally right to exploit Wanfu Coal Mine as certified by the exploitation permit No. C1000002015071110139019, which is held by Yankuang Group as at the date of this announcement;

“Yankuang Group”	Yankuang Group Company Limited, a state-controlled limited liability company and the controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the total issued share capital of the Company as at the date of this announcement;

“%”	Percentage

By order of the Board

Yanzhou Coal Mining Company Limited

Chairman of the Board

Li Xiyong

Zoucheng City, Shandong Province, the PRC

29 March 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

In compliance with Rule 14.60A of the Hong Kong Listing Rules, the text of each of the letter from Grant Thornton Hong Kong Limited to the Directors confirming it has reviewed the arithmetical calculations of the discounted future estimated cash flows for the Valuation Report and the letter from the Board confirming the valuation in the Valuation Report has been made by the Directors after due and careful enquiry both dated 29 March 2016, for the purpose of, among other things, inclusion in this announcement are reproduced below:

APPENDIX I – LETTER FROM GRANT THORNTON HONG KONG LIMITED

The Board of Directors

Yanzhou Coal Mining Company Limited

We have been engaged to report on the calculations of the discounted future estimated cash flows on which the valuation (the “Valuation”) prepared by Beijing Zhong Feng Assets Valuation Co. Ltd. in respect of the appraisal of the fair value of Wanfu Mining Right as at 30 June 2015 in connection with the proposed acquisition of Wanfu Mining Right (the “Acquisition”). The detail of the Acquisition is set out in the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 29 March 2016 in connection with a discloseable transaction (the “Announcement”) . The Valuation based on discounted future estimated cash flows which involves projection of profits is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”) and will be included in the Announcement.

Directors’ responsibility for the discounted future estimated cash flows

The directors of the Company (“the Directors”) are responsible for the bases and assumptions which are adopted in the discounted future estimated cash flows, a summary of which is set out in the Announcement (“the Assumptions”). This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future estimated cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the “Code of Ethics for Professional Accountants” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1 “Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements” issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting accountants’ responsibility

It is our responsibility to form an opinion on the arithmetical accuracy of the calculations of the discounted future estimated cash flows on which the Valuation is based and to report solely to you, as a body, as required by Rule 14.62(2) of the Listing Rules, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report.

Our engagement was conducted in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. This standard requires that we comply with ethical requirements and plan and perform the assurance engagement to obtain reasonable assurance on whether the discounted future estimated cash flows, so far as the calculations are concerned, have been properly compiled in accordance with the Assumptions. Our work does not constitute any valuation of the proposed acquisition.

Because the Valuation relates to discounted future estimated cash flows, no accounting policies of the Company have been adopted in its preparation. The Assumptions include hypothetical assumptions about future events and management actions which cannot be confirmed and verified in the same way as past results and these may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Valuation and the variation may be material. Accordingly, we have not reviewed, considered or conducted any work on the reasonableness and the validity of the Assumptions and do not express any opinion whatsoever thereon.

Opinion

Based on the foregoing, in our opinion, the discounted future estimated cash flows, so far as the calculations are concerned, have been properly compiled, in all material respects, in accordance with the Assumptions.

Grant Thornton Hong Kong Limited

Certified Public Accountants

Level 12

28 Hennessy Road

Wanchai

Hong Kong

29 March 2016

Shaw Chi Kit

Practising Certificate No.: P04834

APPENDIX II – LETTER FROM THE BOARD

29 March 2016

Listing Division

The Stock Exchange of Hong Kong Limited

11th Floor, One International Finance Centre

1 Harbour View Street

Hong Kong

Dear Sir / Madam,

Regarding: Acquisition of Wanfu Mining Right by Yanzhou Coal Mining Company Limited (Stock Code: 1171) (the “Company”) __

We refer to the announcement of the Company dated 29 March 2016 in relation to the discloseable and connected transaction on the acquisition of Wanfu Mining Right (the “Announcement”). Unless the context otherwise requires, terms defined in the Announcement shall have the same meanings when used herein.

We have reviewed and discussed the Valuation Report, which forms the basis for determining the consideration for the Acquisition. We note that the methodology applied in deriving the value of Wanfu Mining Right is regarded as a profit forecast under Rule 14.61 of the Listing Rules. Pursuant to Rule 14.62 of the Listing Rules, we have engaged Grant Thornton Hong Kong Limited, acting as the Company’s reporting accountants, to examine the arithmetical accuracy of the calculation of the Valuation Report in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”.

On the basis of the above, we confirm that the appraised value of Wanfu Mining Right as contained in the Valuation Report has been made after due and careful enquiry.

Yours faithfully,

For and on behalf of the Board of

Yanzhou Coal Mining Company Limited

Zhang Baocai

Director

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC